UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[ X ]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
            EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

[     ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
            EXCHANGE ACT OF 1934

Commission file number 1-8572

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

TRIBUNE COMPANY DEFINED CONTRIBUTION
RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plans and the address of its principal executive office:

TRIBUNE COMPANY

435 North Michigan Avenue, Chicago, Illinois 60611

TRIBUNE COMPANY DEFINED CONTRIBUTION RETIREMENT PLAN
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Page
Report of Independent Registered Public Accounting Firm	3
Financial Statements:
Statements of Net Assets Available for Benefits
at December 31, 2004 and 2003	4
Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2004	5
Notes to Financial Statements	6-13
Supplemental Schedule:
Schedule of Assets (Held at End of Year)	14

Consent of Independent Registered Public Accounting Firm	Exhibit A

All other schedules of additional financial information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

TRIBUNE COMPANY DEFINED CONTRIBUTION RETIREMENT PLAN
Date: June 28, 2005	/s/ Chandler Bigelow Chandler Bigelow Secretary and Member of the Tribune Company Employee Benefits Committee

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
Tribune Company Defined Contribution Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Tribune Company Defined Contribution Retirement Plan (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP

Chicago, Illinois
June 28, 2005

TRIBUNE COMPANY DEFINED CONTRIBUTION RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2004	2003
Assets:
Investments, at fair value
Mutual funds and participant loans	$50,441,470	$22,560,507
Master trusts	12,676,423	–

Total investments, at fair value	63,117,893	22,560,507

Receivables:
Contributions from participants	87,472	165,393
Contributions from Tribune Company	19,836	32,171
Due from Times Mirror Savings Plus Plan	–	36,209,622

Total receivables	107,308	36,407,186

Net assets available for benefits	$63,225,201	$58,967,693

The accompanying notes are an integral part of the financial statements.

TRIBUNE COMPANY DEFINED CONTRIBUTION RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2004

Additions:
Additions to net assets attributed to:
Contributions:
Participants	$ 3,366,437
Tribune Company	807,883

Total contributions	4,174,320

Investment income:
Interest and dividends	1,435,948
Net appreciation in fair value of investments	2,162,532

Net investment income	3,598,480

Total additions	7,772,800

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants or their beneficiaries	(3,336,903)
Net transfer of assets	(43,458)
Other expenses	(6,707)
Administrative fees	(128,224)

Total deductions	(3,515,292)

Net increase in net assets available for benefits	4,257,508

Net assets available for benefits:
Beginning of year	58,967,693

End of year	$ 63,225,201

The accompanying notes are an integral part of the financial statements.

TRIBUNE COMPANY DEFINED CONTRIBUTION RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 — PLAN DESCRIPTION

The following brief description of the Tribune Company Defined Contribution Retirement Plan (the “Plan”) is provided for general information purposes. Effective January 1, 2004, the Plan document was restated. Plan participants should refer to the Plan document for more complete information.

General

The Plan was established effective January 1, 1986 by Tribune Company (the “Company”). The Plan is a defined contribution plan that covers the members of the American Federation of Television and Radio Artists unions at KTLA Inc. and WPIX Inc., the International Brotherhood of Electrical Workers (“IBEW”) unions at WEWB Inc., WLVI Inc. and WPHL Inc., the Newspaper Guild union at WPIX Inc., IBEW union employees at WPIX Inc., the International Alliance of Theatrical Stage Employees union at KTLA Inc., the Newspaper Guild and Compositors at The Baltimore Sun, the United Autoworkers and Graphic Communications union at Southern Connecticut Newspapers, Inc., the Graphic Communications International union at The Morning Call and the International Association of Machinists union employees at Chicago Tribune who meet applicable age and service requirements, as defined in the Plan document. Separate benefit accounts are maintained for each participant.

On March 31, 2004, certain assets related to the Graphic Communications International union (“GCIU”) participants at The Morning Call were transferred out of the Plan. Also, on June 2, 2004, all assets relating to the The Baltimore Sun Columbia Typographical Union were transferred into the Plan (see Note 4). Effective as of the close of business on December 31, 2003, the KTLA Inc. Hourly Employees’ Retirement Plan (the “KTLA Plan”), WPIX Inc. Hourly Employees’ Retirement Plan (the “WPIX Plan”) and Chicago Tribune Tax Deferred Investment Plan for Machinists (the “Machinists Plan”) were merged with and continued in the form of the Plan (see Note 4).

Employees of the Company and participating subsidiaries that are covered by collective bargaining agreements and have a contribution schedule under the plan are generally eligible to participate if they are 21 years of age, with one year of service.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Company believes that the Plan will continue without interruption, but reserves the right to terminate the Plan at any time. In the event of Plan termination, distributions will be made in accordance with the provisions of ERISA.

Plan administration

The Plan is administered by the Tribune Company Employee Benefits Committee (the “Committee”), which is appointed by the board of directors of the Company. The Plan’s trustee,

Vanguard Fiduciary Trust Company (“Vanguard” or the “Trustee”), is responsible for the custody of the Plan’s assets and the investment management of some of the Plan’s assets.

Contributions

Participants may elect to make before-tax contributions of up to 25% of their compensation (as defined in the Plan) subject to Plan and Internal Revenue Service (“IRS”) limits. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan offers ten investment alternatives, including eight publicly traded mutual funds, the Tribune Company Stock Fund Master Trust (“Tribune Stock Fund Master Trust”) and the Fidelity Stable Value Fund Master Trust (“Stable Value Fund Master Trust”). The Cox Communications Stock Fund Master Trust (“Cox Stock Fund Master Trust”) was not an investment option in the 2003 and 2004 plan years. On December 8, 2004, Cox Enterprises, Inc. acquired all of the outstanding publicly held shares of Cox Communications, Inc. for cash of $34.75 per share.

The Company makes a contribution, if any, based on each union’s collective bargaining agreement. The Company contribution, if applicable, is allocated according to the participants’ investment elections.

Participants may elect to have all or a percentage (in 1% increments) of their contributions and their share of the Company’s contributions, if applicable, invested in or transferred among one or more of the investment funds. Participants may elect that up to 100% of their contributions and up to 100% of their share of the Company’s contributions be invested in the Tribune Stock Fund Master Trust. The Trustee’s purchases of Tribune Company common stock are made in the open market. Participants may change how contributions are invested at any time, and these changes are effective the next pay period. Participants may make interfund transfers on a daily basis.

Plan participants generally must be at least 21 years of age and generally become eligible participants for Company contributions after one full year of service, as defined by the Plan.

Participants’ accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant elections or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are, at all times, 100% vested in their own accounts. The Plan has a variety of vesting schedules for Company contributions that apply to participants based on the business unit. Full vesting is provided at death regardless of service.

Payment of benefits

Participants who have attained age 59½ or who are totally and permanently disabled may elect to withdraw their vested account balances through notice to the Committee at any time.

Participants may make withdrawals of any part or all of the balance in their before-tax contribution accounts, prior to termination, in order for the participant to meet an immediate and significant financial need for which a withdrawal would be permitted by IRS regulations. Participants who make hardship withdrawals will cease to be eligible to make before-tax contributions for six months.

Distributions of account balances are generally made to participants in a single sum payment. Distributions are generally made in cash, except that participants may elect to receive Tribune Stock Fund Master Trust investments in shares of Tribune Company common stock.

Participant loans

The Plan permits participants who are members of the International Association of Machinists Local 126 union at Chicago Tribune to borrow from their accounts. The minimum amount that can be borrowed is $500. The maximum amount is equal to the lesser of (a) $50,000, reduced by the excess, if any, of the highest outstanding balance during the most recent 12 month period or (b) 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loans fund. Loan terms range from one to five years, however, terms of principal residence loans range from five to thirty years. The loans are secured by the balance in the participant’s account. The interest rate for a loan is the prime rate on the last business day of the prior month and is fixed for the life of the loan. Principal and interest are paid ratably through payroll deductions.

Plan termination

Although it has not expressed any intent to do so, and subject to any collective bargaining agreement, the Company has the right to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

Forfeited accounts

Forfeitures of terminated unvested account balances are used to reduce future employer contributions and totaled $9,879 and $8,183 for the years ended December 31, 2004 and 2003, respectively.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Investment valuation and income recognition

The Plan’s investments are stated at fair value, except for guaranteed investment contracts (“GICs”) held by the Stable Value Fund Master Trust. The GICs are stated at contract value, which consists of amounts invested (net of withdrawals) plus reinvested earnings. Publicly traded mutual funds are valued at quoted market prices on the last business day of the Plan year. The Tribune Stock Fund Master Trust and Cox Stock Fund Master Trust are valued at the unit closing price as determined by the Trustee on the last business day of the Plan year. Participant loans are valued at amounts originally borrowed by participants, less amounts subsequently repaid.

Net appreciation or depreciation in the fair value of investments includes realized gains and losses on investments sold and unrealized gains and losses on investments held at the end of the year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of benefits

Distributions are recorded when paid. Benefit claims that have been processed and approved for payment prior to December 31, but not yet distributed as of that date are shown as a liability on the Form 5500, filed with the Department of Labor. At December 31, 2004 and 2003, all benefit claims that were processed and approved for payment had been distributed.

NOTE 3 — INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31,
	2004	2003
Vanguard Institutional Index Fund; 109,530 units
and 79,992 units, respectively	$12,126,115	$8,141,493
Fidelity Growth & Income Portfolio; 283,145 units
and 0 units, respectively	10,818,964	–
Fidelity Diversified International Fund; 274,665 units
and 24,777 units, respectively	7,866,399	597,617
Vanguard Prime Money Market Fund Institutional Shares;
7,167,763 units and 5,802,373 units, respectively	7,167,763	5,802,373
Fidelity Stable Value Fund Master Trust; 6,378,340 units
and 0 units, respectively (see Note 5)	6,378,340	–
Vanguard Wellington Admiral Fund; 120,146 units
and 51,428 units, respectively	6,265,608	2,559,059
Tribune Company Stock Fund Master Trust; 231,374 units
and 0 units, respectively (see Note 5)	5,874,588	–
Vanguard Explorer Admiral Fund; 47,693 units
and 0 units, respectively	3,310,822	–
Tribune Company Stock Fund; 0 units
and 84,486 units, respectively	–	2,624,966

During 2004, the Plan’s investments (including realized gains and losses on investments sold and unrealized gains and losses on investments held at the end of the year) appreciated in value by $2,162,532 as follows:

Year Ended December 31, 2004
Appreciation (Depreciation):
Mutual funds	$ 3,477,627
Tribune Stock Fund Master Trust	(1,315,095)

Net appreciation in fair value of investments	$ 2,162,532

NOTE 4 — NET TRANSFER OF ASSETS / PLAN MERGER

On March 31, 2004, certain assets related to the GCIU employees at The Morning Call were transferred out of the Plan. Also, on June 2, 2004 all assets relating to The Baltimore Sun Columbia Typographical Union were transferred into the Plan. Effective as of the close of business on December 31, 2003, the KTLA Plan, the WPIX Plan and the Machinists Plan were merged with and continued in the form of the Plan. Included in the net transfer of assets is $18,122,205 related to the mergers. In addition, $36,209,622 was transferred from the Times Mirror Savings Plus Plan.

NOTE 5 — INTERESTS IN MASTER TRUSTS

Tribune Stock Fund Master Trust

The Tribune Stock Fund Master Trust was established effective January 1, 2004. A portion of the Plan’s assets are invested in the Tribune Stock Fund Master Trust, which was established for the investment of assets of the Plan and several other Tribune Company sponsored retirement plans. Each participating retirement plan owns units of the Tribune Stock Fund Master Trust. The assets of the Tribune Stock Fund Master Trust are held by the Trustee. At December 31, 2004, the Plan’s interest in the net assets of the Tribune Stock Fund Master Trust was approximately 1%. Investment income and administrative expenses related to the Tribune Stock Fund Master Trust are allocated to the individual plans based upon balances invested by each plan.

The following table presents the fair values of investments and investment loss for the Tribune Stock Fund Master Trust.

December 31, 2004
Investments at fair value:
Tribune Company common stock	$925,016,320
Cash	3,717,470

Total investments	$928,733,790

Year Ended December 31, 2004

Investment income (loss):
Net depreciation in fair value
of Tribune Company common stock	$(227,324,945)
Interest	26,952
Dividends	10,932,558

Total investment loss	$(216,365,435)

Stable Value Fund Master Trust

The Stable Value Fund Master Trust was established effective January 1, 2004. A portion of the Plan’s assets are invested in the Stable Value Fund Master Trust, which was established for the investment of assets of the Plan and several other Tribune Company sponsored retirement plans. Each participating retirement plan has an interest in the Stable Value Fund Master Trust. The assets of the Stable Value Fund Master Trust are held by the Trustee. At December 31, 2004, the Plan’s interest in the net assets of the Stable Value Fund Master Trust was approximately 3%. Investment income and administrative expenses related to the Stable Value Fund Master Trust are allocated to the individual plans based upon balances invested by each plan.

The Stable Value Fund Master Trust primarily invests in synthetic GICs issued by insurance companies and other financial institutions. The Stable Value Fund Master Trust provides participants principal preservation and a stable interest rate that is reset quarterly. The Stable Value Fund Master Trust allows for daily withdrawals and exchanges that are paid at contract value (principal and interest accrued to date). All GICs included in the Stable Value Fund Master Trust are accounted for at contract value.

Synthetic GICs simulate the performance of a traditional investment contract. The Stable Value Fund Master Trust owns the assets underlying the synthetic GICs. To enable the Stable Value Fund Master Trust to realize a specific known value for the assets if it needs to liquidate them to make benefit payments, the Stable Value Fund Master Trust purchases fully benefit responsive “wrapper” contracts issued by financial institutions. These contracts provide the Stable Value Fund Master Trust with market and cash flow risk protection. The Stable Value Fund Master Trust’s investment guidelines for synthetic GICs require that the issuing financial institutions have a minimum credit rating of “AA” or equivalent. The average yield of the GICs was 4.41% in 2004. The portfolio crediting rate of the GICs was 4.07% in 2004.

The following table presents the values of investments and investment income for the Stable Value Fund Master Trust.

December 31, 2004
Investments:
Mortgages	$ 80,112,118
Corporate bonds	36,473,837
Government bonds	63,896,179
Short-term securities	8,618,949

Investments at fair value	189,101,083

Synthetic wrapper	(2,094,601)

Total investments at contract value	$ 187,006,482

Year Ended December 31, 2004
Investment income:
Net appreciation in fair value of investments	$ –
Interest	7,709,471

Total investment income	$7,709,471

Cox Stock Fund Master Trust

The Cox Stock Fund Master Trust was established effective January 1, 2004. A portion of the Plan’s assets are invested in the Cox Stock Fund Master Trust, which was established for the investment of assets of the Plan and several other Tribune Company sponsored retirement plans. Each participating retirement plan owns units of the Cox Stock Fund Master Trust. The assets of the Cox Stock Fund Master Trust are held by the Trustee. At December 31, 2004, the Plan’s interest in the net assets of the Cox Stock Fund Master Trust was approximately 2%. Investment income and administrative expenses related to the Cox Stock Fund Master Trust are allocated to the individual plans based upon balances invested by each plan.

The following table presents the fair values of investments and investment loss for the Cox Stock Fund Master Trust.

December 31, 2004
Investments at fair value:
Cash	$20,219,572

Year Ended December 31, 2004
Investment loss:
Net depreciation in fair value of investments	$ (63,515)

NOTE 6 — INCOME TAX STATUS

The IRS has determined and informed the Company by letter dated August 22, 2002, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 7 — RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Vanguard (see Schedule H, Line 4i). Vanguard is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The Tribune Stock Fund Master Trust and participant loan transactions also qualify as party-in-interest transactions.

NOTE 8 — RISKS AND UNCERTAINTIES

The Plan provides for various investment options in several investment securities and instruments. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risks associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks and values in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

TRIBUNE COMPANY DEFINED CONTRIBUTION RETIREMENT PLAN
EIN:  36-1880355 PLAN: 006
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2004

	Identity of Issuer or Borrower	Description	Market Value
*	Vanguard Institutional Index Fund	Registered Investment Company	$12,126,115
	Fidelity Growth and Income Fund	Registered Investment Company	10,818,964
	Fidelity Diversified International Fund	Registered Investment Company	7,866,399
*	Vanguard Prime Money Market Fund Institutional Shares	Registered Investment Company	7,167,763
	Fidelity Stable Value Fund Master Trust	Master Trust	6,378,340
*	Vanguard Wellington Admiral Fund	Registered Investment Company	6,265,608
*	Tribune Company Stock Fund Master Trust	Master Trust	5,874,588
*	Vanguard Explorer Admiral Fund	Registered Investment Company	3,310,822
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	1,976,420
*	Vanguard Prime Money Market Fund	Registered Investment Company	111,041
*	Cox Communications Stock Fund Master Trust	Master Trust	423,495
*	Participant loans	Loans to participants (maturities range from 1 to 30 years, interest rates range from 4.0% to 10.5%)	798,338

	Total Assets (Held at End of Year)		$63,117,893

    * Party-in-interest

EXHIBIT A

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 2-90727, 33-21853, 33-26239, 33-47547, 33-59233, 333-00575, 333-03245, 333-18269, 333-35422, 333-70692, 333-70696, 333-118280, 333-118281, 333-118282, 333-118283 and 333-118284) of Tribune Company of our report dated June 28, 2005 relating to the financial statements and supplemental schedule of the Tribune Company Defined Contribution Retirement Plan, which appears in this Form 11-K.

/s/ PricewaterhouseCoopers LLP
PRICEWATERHOUSECOOPERS LLP

Chicago, Illinois
June 28, 2005